ITEM 77Q(a) - COPIES OF ALL MATERIAL AMENDMENTS TO THE
REGISTRANT'S CHARTER OR BY-LAWS




AMENDMENT #10
TO THE BY-LAWS OF
FEDERATED MUNICIPAL SECURITIES INCOME TRUST

Effective June 1, 2013

	Strike Section 5. Powers of Executive Committee from ARTICLE III - POWERS AND DUTIES OF THE EXECUTIVE AND
OTHER COMMITTEES and replace with the following:

	Section 5.  Powers of Executive Committee.  During
the intervals between the Meetings of the Trustees, the Executive Committee, except as limited by the By-Laws of the Trust or by specific directions of the Trustees, shall possess and may exercise all the powers of the Trustees in the management and direction of the business and conduct of the affairs of the Trust in such manner as the Executive Committee shall deem to be in the best interests of the Trust, and shall have power to authorize the Seal of the Trust (if there is one) to be affixed to all instruments and documents requiring the same.
Notwithstanding the foregoing, the Executive Committee shall not have the power to elect or remove Trustees, increase or decrease the number of Trustees, elect or remove any Officer, issue shares or recommend to shareholders any action requiring shareholder approval.


      Insert the following into ARTICLE VIII, AGREEMENTS,
CHECKS, DRAFTS, ENDORSEMENTS, ETC. and renumber the remaining sections accordingly:
	Section 2.  Delegation of Authority Relating to
Dividends. The Trustees or the Executive Committee may delegate to any Officer or Agent of the Trust the ability to authorize the payment of dividends and the ability to fix the amount and other terms of a dividend regardless of whether or not such dividend has previously been authorized by the Trustees.

	The title of ARTICLE VIII is deleted and replaced as follows: "AGREEMENTS, CERTAIN DELEGATION, CHECKS,
DRAFTS, ENDORSEMENTS, ETC."